UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission file number _________

EQUITY ONE, INC. SAVINGS & RETIREMENT PLAN

(Full title of the Plan and address of the Plan,
if different from that of the issuer named below)

POPULAR, INC.

209 MUNOZ RIVERA AVENUE
HATO REY, PUERTO RICO 00918

(Name of issuer of the securities held pursuant to the
plan and the address of principal executive office)

EQUITY ONE, INC. SAVINGS & RETIREMENT PLAN

*	Other supplementary schedules required by section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Accountants

To the Participants and Administrator of
Equity One, Inc. Savings and Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Equity One, Inc. Savings and Retirement Plan (the “Plan”) at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    PricewaterhouseCoopers LLP

October 30, 2002

Equity One, Inc.
Savings and Retirement Plan
Statement of Net Assets Available for Benefits
December 31, 2001 and 2000

	2001	2000

Investments, at fair value	$13,624,445	$13,557,949

Total investments	13,624,445	13,557,949

Receivables:
Employer’s contribution	993,214	814,756
Participant contributions	227,385	211,880

Total receivables	1,220,599	1,026,636

Total assets	14,845,044	14,584,585

Net assets available for benefit	$14,845,044	$14,584,585

The accompanying notes are an integral part of these financial statements.

Equity One, Inc.
Savings and Retirement Plan

Statement of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2001 and 2000

	2001	2000

Deductions
Investment income	$226,929	$1,677,740
Interest and Dividend income, investments	$226,929	$1,677,740
Interest income, participant loans	41,193	31,502
Net depreciation in fair value of investments	(3,076,128)	(3,118,619)

	(2,808,006)	(1,409,377)

Contributions:
Employer — Discretionary	2,467,980	1,828,466
Participant	2,172,302	1,655,896

	4,640,282	3,484,362

Total additions	1,832,276	2,074,985

Deductions
Payment of benefits	1,571,817	2,450,480

Total deductions	1,571,817	2,450,480

Net increase	260,459	(375,495)
Net assets available for benefits:
Beginning of period	14,584,585	14,960,080

End of period	$14,845,044	$14,584,585

The accompanying notes are an integral part of these financial statements.

Equity One, Inc.
Savings and Retirement Plan
Notes to Financial Statements

1.	Description of Plan

The following description of the Equity One, Inc. (the “Company”) Savings and Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering substantially all full-time employees of the Company who are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions
Each year, participants may contribute one to five percent of their annual wages excluding fringe benefits. The Company matches a discretionary percentage of participant contributions. In addition, the Company makes a discretionary contribution which is allocated to participants actively employed on the last day of the Plan year based on their pro rata share of total compensation (excluding fringe benefits). Contributions are subject to certain limitations.

Participant accounts
Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and other discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

Participant loans
Participants may borrow from their fund accounts a minimum of $1,000 and to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loans. Loan terms range from one to five years or longer if used to acquire a principal residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Interest rates range from 4.75 percent to 9.50 percent. Principal and interest are paid ratably through monthly payroll deductions.

Payment of benefits
On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a ten-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Equity One, Inc.
Savings and Retirement Plan
Notes to Financial Statements

Forfeited accounts
At December 31, 2001 and 2000, forfeited non-vested accounts totaled $109,454 and $62,325, respectively, and are included in the Plan’s net assets. These accounts will be used to reduce future employer contributions. During 2001 and 2000, forfeitures applied to reduce employer contributions totaled $179,192 and $292,543, respectively, and are shown net of employer contributions in the Statement of Changes in Net Assets Available for Benefits.

Administrative expenses The Company provides for the Plan’s administrative expenses.

2.	Summary of Accounting Policies

Basis of accounting
The financial statements of the Plan are prepared under the accrual method of accounting. In conforming with the accrual basis of accounting, the Plan makes estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent net assets available for benefits at the date of the financial statements and the reported amounts of additions and deductions to net assets during the period. Actual results could differ from those estimates.

Investment valuation and income recognition
The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits Benefits are recorded when paid.

3.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

4.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated August 23, 1995 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Equity One, Inc.
Savings and Retirement Plan
Notes to Financial Statements

5.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	Shares/Units	12/31/2001	Shares/Units	12/31/2000

George Putnam Fund of Boston	137,654	$2,304,323	118,171	$2,028,992
Putnam Investor Fund	63,773	736,573	39,532	607,205
Putnam Vista Fund	313,144	2,705,566	290,333	3,780,141
Putnam Voyager Fund	48,104	832,198	25,226	587,774
Putnam New Opportunities Fund	69,104	2,831,878	61,484	3,604,220
Putnam Money Market Fund	1,254,675	1,254,675	915,827	915,827

During 2001 and 2000, the Plan’s investments (including gains and losses on investments bought and sold, as well as, held during the year) depreciated in value by ($3,076,128) and ($3,118,619) respectively.

Equity One, Inc.
Savings and Retirement Plan
Notes to Financial Statements
December 31, 2001

6.    Changes in Net Assets Available for Benefits by Investment Fund

        The allocation of changes in net assets available for plan benefits for the year ended December 31, 2001 is as follows:

	Participant Directed

	George	Putnam			Putnam
	Putman	Growth	Putnam	Putnam	Global	Putnam	Putnam
	Fund of	and	Investor	Income	Growth	Vista	Voyager
	Boston	Income	Fund	Fund	Fund	Fund	Fund

Additions
Investment income:
Interest and dividend income, investments	69,116	17,775	—	28,290	—	—	34,624
Interest income, participant loans	—	—	—	—	—	—	—
Net appreciation (depreciation) in
fair value of investments	(56,904)	(52,244)	(190,502)	7,085	(76,465)	(1,337,015)	(209,883)

	12,212	(34,469)	(190,502)	35,375	(76,465)	(1,337,015)	(175,259)

Contributions:
Employer	296,891	179,500	277,912	88,753	131,753	563,420	299,707
Participant	227,705	159,393	217,988	73,775	107,466	457,991	242,452
Participant loan repayments	29,809	1,673	6,257	6,030	1,244	37,116	5,052

	554,405	340,566	502,157	168,558	240,463	1,058,527	547,211

Total additions	566,617	306,097	311,655	203,933	163,998	(278,487)	371,952

Deductions
Payment of benefits	233,294	28,918	48,583	79,632	25,876	360,953	53,186
Participant loan withdrawals	33,060	3,726	8,700	4,693	1,329	29,649	13,276

Total deductions	266,354	32,643	57,282	84,325	27,205	390,602	66,462

Net increase prior to interfund transfers	300,262	273,454	254,373	119,608	136,794	(669,089)	305,489
Interfund transfers	38,543	(13,764)	(61,771)	48,888	(22,920)	(271,958)	15,078

Net increase (decrease)	338,805	259,689	192,602	168,496	113,873	(941,048)	320,567
Net assets available for plan benefits:
Beginning of period	2,095,519	426,676	661,515	419,805	197,196	3,890,758	638,694

End of period	2,434,324	686,365	854,117	588,301	311,069	2,949,710	959,261

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Participant Directed

	Putnam	Putnam			Putnam
	Diversified	New	US		Money
	Income	Oppt.	Government	Company	Market	Participant
	Trust	Fund	Income	Stock	Fund	Loans	Total

Additions
Investment income:
Interest and dividend income, investments	—	—	28,701	6,011	42,412	—	226,929
Interest income, participant loans	—	—	—	—	—	41,193	41,193
Net appreciation (depreciation) in
fair value of investments	—	(1,178,344)	9,406	8,738	—	—	(3,076,128)

	0	(1,178,344)	38,107	14,749	42,412	41,193	(2,808,006)

Contributions:
Employer	—	320,547	80,828	63,370	165,299	—	2,467,980
Participant	—	426,057	70,444	50,706	138,325	—	2,172,302
Participant loan repayments	—	53,955	7,251	2,110	10,671	(161,168)	—

	0	800,559	158,523	116,186	314,295	(161,168)	4,640,282

Total additions	0	(377,785)	196,630	130,935	356,707	(119,974)	1,832,276

Deductions
Payment of benefits	—	273,481	43,580	10,008	339,392	74,914	1,571,817
Participant loan withdrawals	—	24,590	3,408	2,727	10,392	(135,550)	—

Total deductions	0	298,071	46,988	12,736	349,783	(60,636)	1,571,817

Net increase prior to interfund transfers	0	(675,857)	149,642	118,199	6,924	(59,338)	260,459
Interfund transfers	—	(431,021)	78,323	247,025	373,578	—	—

Net increase (decrease)	0	(1,106,878)	227,965	365,224	380,502	(59,338)	260,459
Net assets available for plan benefits:
Beginning of period	—	4,231,702	460,808	122,255	943,603	496,054	14,584,585

End of period	0	3,124,824	688,773	487,479	1,324,105	436,716	14,845,044

Equity One, Inc.
Savings and Retirement Plan
Schedule H — Line 4i — Form 5500 (unaudited)
Schedule of Assets Held for Investment Purposes
December 31, 2001

	Investment	Current
Identity of issue	Type	Value

George Putnam Fund of Boston*	Mutual Fund	$2,304,323
Putnam Fund For Growth & Income*	Mutual Fund	607,761
Putnam Investors Fund*	Mutual Fund	736,573
Putnam Income Fund*	Mutual Fund	547,170
Putnam Global Growth Fund*	Mutual Fund	253,457
Putnam Vista Fund*	Mutual Fund	2,705,566
Putnam Voyager Fund*	Mutual Fund	832,198
Putnam New Opportunities Trust*	Mutual Fund	2,831,878
Intermediate US Government Income*	Mutual Fund	651,669
Company Stock	Company Stock	462,459
Putnam Money Market Fund*	Mutual Fund	1,254,675
Participant loans	Due 3/26/99-10/20/28	436,716

	4.75%-9.50%	$13,624,445

*	Party-in-interest

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EQUITY ONE, INC. SAVINGS & RETIREMENT PLAN (Name of Plan)

By:

/s/ Cameron Williams
Cameron Williams Authorized Representative

November 1, 2002